SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

ACTIVISION BLIZZARD, INC.
(Name of Issuer)
COMMON STOCK, $0.000001 PAR VALUE
(Title of Class of Securities)

00507V109
(CUSIP Number)

ASAC II LP
c/o Northern Trust Private Equity Administration
Department 2008
801 South Canal
Chicago, Illinois 60607
(312) 557-5687

With a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2016
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507V109	Page 2 of 9 pages

1.	Name of Reporting Person

ASAC II LP
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☑
3.	SEC Use Only

4.	Source of Funds

WC, BK
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)

☐
6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

171,968,042
	8.	Shared Voting Power

-0-
	9.	Sole Dispositive Power

171,968,042
	10.	Shared Dispositive Power

-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

171,968,042
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

23.3% (1)
14.	Type of Reporting Person

PN
_______________
(1)	Based on 736,943,331 shares of Common Stock outstanding.

CUSIP No. 00507V109	Page 3 of 9 pages

1.	Name of Reporting Person

ASAC II LLC
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☑
3.	SEC Use Only

4.	Source of Funds

Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

171,968,042
	8.	Shared Voting Power

-0-
	9.	Sole Dispositive Power

171,968,042
	10.	Shared Dispositive Power

-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

171,968,042
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

23.3% (1)
14.	Type of Reporting Person

OO
_______________
(1)	Based on 736,943,331 shares of Common Stock outstanding.

CUSIP No. 00507V109	Page 4 of 9 pages

1.	Name of Reporting Person

Robert A. Kotick
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☑
3.	SEC Use Only

4.	Source of Funds

SC, PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)

☐
6.	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

8,240,049 (1)
	8.	Shared Voting Power

171,968,042 (2)
	9.	Sole Dispositive Power

8,240,049 (1)
	10.	Shared Dispositive Power

171,968,042 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

180,208,091
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

24.3% (3)
14.	Type of Reporting Person

IN
_______________
(1)
Of these shares of Common Stock, 3,462,972 shares, 68,700 shares represented by restricted share units scheduled to vest within 60 days and 3,962,998 options to purchase shares are held by 10122B Trust, of which Mr. Kotick is the trustee, 740,579 shares may be deemed to be beneficially owned by Mr. Kotick as controlling person of 1011 Foundation, Inc., as to which Mr. Kotick disclaims beneficial ownership, and 4,800 shares may be deemed to be beneficially owned by Mr. Kotick solely in his capacity as custodian of a UTMA account for the benefit of Mr. Kotick’s minor relative, as to which Mr. Kotick disclaims beneficial ownership.

(2)	These shares may be deemed to be beneficially owned by Mr. Kotick solely in his capacity as one of two controlling persons of ASAC II LLC.

(3)
Based on 740,975,029 shares of Common Stock outstanding, which includes 736,943,331 shares of Common Stock outstanding, 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 68,700 shares represented by restricted share units scheduled to vest within 60 days held by 10122B Trust.

CUSIP No. 00507V109	Page 5 of 9 pages

1.	Name of Reporting Person

Brian G. Kelly
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☑
3.	SEC Use Only

4.	Source of Funds

SC, PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)

☐
6.	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

2,440,620 (1)
	8.	Shared Voting Power

171,968,042 (2)
	9.	Sole Dispositive Power

2,440,620 (1)
	10.	Shared Dispositive Power

171,968,042 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

174,408,662
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

23.7% (3)
14.	Type of Reporting Person

IN
_______________
(1)
Of these shares of Common Stock, 472,865 shares are held in the Kelly Family 2012 Irrevocable Trust, of which Mr. Kelly is trustee, 470,707 shares and 35,370 restricted stock units scheduled to vest within 60 days are held by Brian G. Kelly 2012 Annuity Trust, of which Mr. Kelly is grantor, 485,892 shares are held by Brian & Joelle Kelly Family Foundation, of which Mr. Kelly is trustee and as to which Mr. Kelly disclaims beneficial ownership, 9,600 shares are held in UTMA accounts for the benefit of Mr. Kotick’s minor children, of which Mr. Kelly is custodian and as to which Mr. Kelly disclaims beneficial ownership, and 661,391 shares, 41,797 shares of Common Stock represented by restricted share units and 262,998 options to purchase shares of Common Stock are held directly by Mr. Kelly.

(2)	These shares may be deemed to be beneficially owned by Mr. Kelly solely in his capacity as one of two controlling persons of ASAC II LLC.

(3)
Based on 737,283,496 shares of Common Stock outstanding, which includes 736,943,331 shares of Common Stock outstanding, 35,370 shares of Common Stock represented by restricted share units held by the Brian G. Kelly 2012 Annuity Trust scheduled to vest within 60 days, 41,797 shares of Common Stock represented by restricted share units held by Mr. Kelly and 262,998 shares of Common Stock represented by options held by Mr. Kelly.

Page 6 of 9 pages

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 21, 2013 and amended on December 16, 2013 and November 20, 2014 (as amended, the “Schedule 13D”). Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

    Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

    ASAC is a privately held company managed by Robert Kotick and Brian Kelly.  ASAC was formed for the purpose of purchasing 171,968,042 shares of Common Stock (the “Shares”) from Vivendi for approximately $2.34 billion in cash to facilitate Vivendi’s desired monetization of its investment in Activision in a manner that enhanced stockholder value for all Activision stockholders and returned majority control to Activision’s public stockholders.  The transaction was completed on October 11, 2013, and as a result, Vivendi was no longer the majority stockholder of Activision and a majority of Activision’s outstanding shares of Common Stock was owned by the public.  Since that transaction was announced, the market value of the Common Stock has appreciated approximately 149%.

    The LPA provides that ASAC will be terminated and its affairs will be wound up at the earlier of (i) the election of ASAC GP, (ii) the fourth anniversary of the purchase of the Shares, (iii) the election for termination by the limited partners if certain events occur and (iv) any other event which would cause commencement of winding up or dissolution of ASAC under the laws of the Cayman Islands (except as otherwise provided in the LPA).  The Stockholders Agreement generally requires that a notice of a determination to distribute Shares must be provided to Activision 30 days prior to such distribution and both the delivery of the notice to Activision and the distribution must occur during an open trading window under Activision’s insider trading policies.

    The trading window opens on May 9, 2016.  On May 9, 2016, ASAC GP, on behalf of ASAC, notified Activision and ASAC’s limited partners indicating that ASAC would distribute the Shares allocable to the limited partners in accordance with the waterfall set forth in the LPA on June 8, 2016 (the “Distribution Date”).  ASAC GP intends to distribute the Shares allocable to the limited partners of ASAC to allow them to control the voting and ownership of such Shares directly.  ASAC GP will continue to retain all the Shares allocable to ASAC GP in ASAC.

    It was originally contemplated and the LPA provides that ASAC would repay the outstanding indebtedness of approximately $800 million with proceeds from a public sale of Shares in an amount equal to the outstanding indebtedness.  In connection with the distribution of the Shares to the limited partners, ASAC intends to obtain amendments to its loan agreements with JPMorgan Chase Bank, N.A., London Branch and Bank of America, N.A., London Branch to permit (i) a distribution of the Shares allocable to the limited partners in consideration for the simultaneous repayment of each limited partner’s pro rata portion of the loans outstanding and (ii) the balance of the loans attributable to the Shares owned by ASAC GP to remain outstanding.  If the amendments are not obtained, ASAC GP would seek to refinance its portion of the loans.  In addition, ASAC intends to seek an amendment to the LPA to provide for all of the foregoing.

    Activision is required to file an automatic shelf registration statement registering the Shares under Section 2.01(a) of the Stockholders Agreement no later than June 5, 2016.

    ASAC GP currently intends to retain the Shares allocable to ASAC GP in ASAC, but may determine to distribute the Shares to the beneficial owners of such Shares in the future.  In addition, the Reporting Persons intend to review continuously their investment portfolios, Activision’s business affairs and general industry and economic conditions and other plans and requirements of the particular Reporting Person, and, based on such review and after taking into consideration various other factors pertinent to each individual Reporting Person, the Reporting Persons may, from time to time, determine to increase or decrease their ownership of Common Stock.  Except as qualified by the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 7 of 9 pages

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)        Unless otherwise indicated, percentage interest calculations for each Reporting Person prior to the distribution are based upon the Issuer having 736,943,331 shares of Common Stock outstanding as reported by the Issuer in its definitive proxy statement filed on Schedule 14A on April 22, 2016.

ASAC

The aggregate number of shares of Common Stock that ASAC owns beneficially, pursuant to Rule 13d-3 of the Act, is 171,968,042 shares of Common Stock, which constitutes approximately 23.3% of the outstanding shares of Common Stock.

ASAC GP

Because of its position as the sole general partner of ASAC, ASAC GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 171,968,042 shares of Common Stock, which constitutes approximately 23.3% of the outstanding shares of Common Stock.

RAK

As one of the controlling persons of ASAC GP, trustee of 10122B Trust, the controlling person of 1011 Foundation, Inc. and the custodian of the Eli Sporn UTMA account, RAK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 180,208,091 shares of Common Stock, which constitutes 24.3% of the outstanding shares of Common Stock, which for purposes of this calculation includes 736,943,331 shares of Common Stock outstanding as reported by the Issuer in its definitive proxy statement filed on Schedule 14A on April 22, 2016, 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 68,700 shares of Common Stock represented by restricted share units held by 10122B Trust scheduled to vest within the next 60 days. RAK disclaims beneficial ownership of any shares of Common Stock held by 1011 Foundation, Inc. or the Eli Sporn UTMA account.

      BGK

Individually, and because of his positions as one of the controlling persons of ASAC GP, trustee of the Kelly Family 2012 Irrevocable Trust (“2012 Kelly Family Trust”), grantor of the Brian G. Kelly 2012 Annuity Trust (“2012 Kelly Trust”), trustee of the Brian & Joelle Kelly Family Foundation (“Kelly Family Foundation”), custodian of the Grace Kotick UTMA account and custodian of the Audrey Kotick UTMA account, BGK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 174,408,664 shares of Common Stock, which constitutes 23.7% of the outstanding shares of Common Stock, which for purposes of this calculation includes 736,943,331 shares of Common Stock outstanding as reported by the Issuer in its definitive proxy statement filed on Schedule 14A on April 22, 2016, 35,370 shares represented by restricted share units held by 2012 Kelly Trust scheduled to vest within the next 60 days, 41,797 shares of Common Stock represented by restricted share units held by BGK and 262,998 shares of Common Stock represented by options held by BGK. BGK disclaims beneficial ownership of any shares of Common Stock held by Kelly Family Foundation, the Grace Kotick UTMA account and the Audrey Kotick UTMA account.

(b)       The power to vote or to direct the vote of shares of Common Stock described in this Item 5(b) is subject to the restrictions described in Item 6, which is incorporated by reference herein.

ASAC

Acting through its sole general partner, ASAC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares of Common Stock.

ASAC GP

Acting through its controlling persons and in its capacity as the sole general partner of ASAC, ASAC GP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares of Common Stock.

Page 8 of 9 pages

RAK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, RAK may be deemed to have shared power with BGK to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares held by ASAC. In addition, RAK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,462,972 shares of Common Stock held by 10122B Trust, of which RAK is trustee, 740,579 shares of Common Stock held by 1011 Foundation, Inc., of which RAK is the controlling person, and 4,800 shares of Common Stock held by the Eli Sporn UTMA account, of which RAK is the custodian.  RAK may be deemed to have the sole power to vote or dispose of 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 68,700 shares of Common Stock represented by restricted share units held by 10122B Trust scheduled to vest within the next 60 days.

      BGK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, BGK may be deemed to have shared power with RAK to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares held by ASAC. In addition, BGK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 472,865 shares of Common Stock held by 2012 Kelly Family Trust, of which BGK is trustee, 470,707 shares of Common Stock held by 2012 Kelly Trust, of which BGK is grantor, 485,892 shares of Common Stock held by Kelly Family Foundation, of which BGK is trustee, 4,800 shares of Common Stock held by the Grace Kotick UTMA account, of which BGK is custodian, 4,800 shares of Common Stock held by the Audrey Kotick UTMA account, of which BGK is custodian, and 661,391 shares of Common Stock held by BGK directly.  BGK may be deemed to have the sole power to vote or dispose of 35,370 shares represented by restricted share units held by 2012 Kelly Trust scheduled to vest within the next 60 days, 41,797 shares of Common Stock represented by restricted share units held by BGK and 262,998 shares of Common Stock represented by options held by BGK.

(c)        On March 15, 2016, 1011 Foundation sold 71,629 shares of Common Stock in open market transactions at a weighted-average price per share of $32.60.

On March 31, 2016, 1,206,641 performance shares held by 10122B Trust vested and, as allowed under the terms of RAK’s performance share agreement, the Issuer withheld 629,629 of the shares otherwise deliverable to 10122B Trust in order to satisfy the resulting tax withholding obligation.

On March 31, 2016, 621,246 performance shares held by BGK vested and, as allowed under the terms of BGK’s performance share agreement, the Issuer withheld 346,782 of the shares otherwise deliverable to him in order to satisfy the resulting tax withholding obligation.

On each of April 1, 2016 and May 1, 2016, 34,350 restricted stock units held by 10122B Trust vested.  As allowed under the terms of RAK’s restricted share unit agreement, on April 1, 2016, the Issuer withheld 17,924 shares of Common Stock otherwise deliverable to 10122B Trust in order to satisfy the resulting tax withholding obligation.

On each of April 1, 2016 and May 1, 2016, 17,685 restricted stock units held by 2012 Kelly Trust vested.  As allowed under the terms of BGK’s restricted share unit agreement, on each of April 1, 2016 and May 1, 2016, the Issuer withheld 9,872 of the shares of Common Stock otherwise deliverable to 2012 Kelly Trust in order to satisfy the resulting tax withholding obligation.

Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the sixty days prior to the date of this Schedule 13D.

(d)       To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e)       Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

    As further described in Item 4, ASAC intends to obtain amendments to its loan agreements with JPMorgan Chase Bank, N.A., London Branch and Bank of America, N.A., London Branch.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule D is true, complete and correct.

Dated: May 9, 2016	ASAC II LP
By: ASAC II LLC
Its: General Partner

	By:	/s/ Brian G. Kelly
Name: Brian G. Kelly
Title: Manager

	By:	/s/ Robert A. Kotick
Name: Robert A. Kotick
Title: Manager

ASAC II LLC

	By:	/s/ Brian G. Kelly
Name: Brian G. Kelly
Title: Manager

	By:	/s/ Robert A. Kotick
Name: Robert A. Kotick
Title: Manager

Robert A. Kotick

/s/ Robert A. Kotick

Brian G. Kelly

/s/ Brian G. Kelly